

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2013

<u>Via E-mail</u>
Mark Bradley
Chief Executive Officer
Players Network
1771 E. Flamingo Road, #201-A
Las Vegas, NV 89119

> **Re:** **Players Network**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed April 12, 2013**
> **File No. 000-29363**

Dear Mr. Bradley:

We issued comments to you on the above captioned filing on July 3, 2013**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete and substantive response to these comments by August 9, 2013.

If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel at 202-551-3350 if you have any questions.

> Sincerely,
>
> /s/ Celeste M. Murphy for
>
> Larry Spirgel
> Assistant Director